Exhibit 99.1

AirMedia Announces Management Changes

BEIJING, Dec. 14, 2018 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that Mr. Richard Wu, the Chief Financial Officer (the "CFO") of the Company, had tendered his resignation as the CFO. Mr. Wu's resignation is effective from December 31, 2018. In his letter of resignation, Mr. Wu stated that he wish to retire from his professional capacity in order to spend more time with his family and he had no disagreement with the management and the board of Directors of the Company (the "Board"). The Board accepted Mr. Wu's resignation and appointed Mr. Herman Guo, chairman and chief executive officer of the Company, as the Interim CFO until a suitable candidate for CFO is identified. Furthermore, the Board approved a consultancy agreement engaging Mr. Wu as a consultant to the Company until December 31, 2021.

"On behalf of the members of the Board of Directors and the management, I would like to thank Richard for all his contributions to the Company and wish him the very best in the future," commented Herman Guo, chairman and chief executive officer of the Company. "In the meantime, the Company will look for the suitable candidate for CFO during this transition period."

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec's service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:
Yan Liu
Director, Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com

Investor Contact:
Tina Xiao
President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com